Exhibit 107

Calculation of registration fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Floating Rate Notes due 2027	$ 500,000,000	$ 46,350
2.450% Senior Notes due 2027	$1,500,000,000	$139,050
2.900% Senior Notes due 2032	$1,000,000,000	$ 92,700
Total	$3,000,000,000	$278,100

(1)	The filing fee is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.